UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GCP APPLIED TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware	1-37533	47-3936076
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

62 Whittemore Avenue
Cambridge, Massachusetts	02140
(Address of Principal Executive Offices)	(Zip Code)

John W. Kapples
Vice President, General Counsel and Secretary
(617) 876-1400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of GCP Applied Technologies Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is available at www.gcpat.com.

Item 1.02 Exhibit

Conflict Minerals Report as required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GCP APPLIED TECHNOLOGIES INC.
(Registrant)

	By	/s/ John W. Kapples
John W. Kapples
Vice President, General Counsel and Secretary

Dated: May 26, 2017

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report